Filed Pursuant to Rule 424(b)(3)

Registration No. 333-122639

PRICING SUPPLEMENT
(To prospectus supplement and prospectus dated February 25, 2005)
Pricing Supplement Number: 2434

900,000 Units

Merrill Lynch & Co., Inc.

Medium-Term Notes, Series C

Accelerated Return Notes

Linked to the Amex Biotechnology IndexSM

due October 4, 2006

(the “Notes”)

$10 original public offering price per unit

The Notes:

•   The Notes are designed for investors who are seeking exposure to the Amex Biotechnology Index (index symbol “BTK”), willing to forego interest payments on the Notes and willing to accept a return that will not exceed the limit described in this pricing supplement.

•   There will be no payments prior to the maturity date and we cannot redeem the Notes prior to the maturity date.

•   The Notes will not be listed on any securities exchange.

•   The Notes will be senior unsecured debt securities of
Merrill Lynch & Co., Inc. and part of a series entitled “Medium-Term Notes, Series C” and will have the CUSIP No.: 59021S570.

•   Expected settlement date: April 4, 2005.

Payment on the maturity date:

•   The amount you receive on the maturity date will be based upon the percentage change in the level of the Amex Biotechnology Index over the term of the Notes.

•   If the level of the Amex Biotechnology Index has increased, on the maturity date you will receive a payment per unit equal to $10 plus triple the percentage increase of the Amex Biotechnology Index, up to a maximum payment of $11.95 per unit, as described in this pricing supplement.

•   If the level of the Amex Biotechnology Index has decreased, on the maturity date you will receive a payment per unit based upon that percentage decrease and as a result, you may receive less, and possibly significantly less, than the $10 original public offering price per unit.

Information included in this pricing supplement supercedes information in the accompanying prospectus supplement and prospectus to the extent it is different from that information.

Investing in the Notes involves risks that are described in the “ Risk Factors” section of this pricing supplement and the accompanying prospectus supplement.

	Per Unit	Total
Public offering price	$10.00	$9,000,000
Underwriting discount	$0.20	$180,000
Proceeds, before expenses, to Merrill Lynch & Co., Inc.	$9.80	$8,820,000

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this pricing supplement or the accompanying prospectus supplement and prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Merrill Lynch & Co.

The date of this pricing supplement is March 30, 2005.

“Amex Biotechnology Index” is a service mark of the American Stock Exchange and has been licensed for use for certain purposes by Merrill Lynch, Pierce, Fenner & Smith Incorporated and Merrill Lynch & Co., Inc. is an authorized sublicensee.

Pricing Supplement

Prospectus Supplement

Prospectus

SUMMARY INFORMATION—Q&A

This summary includes questions and answers that highlight selected information from this pricing supplement and the accompanying prospectus supplement and prospectus to help you understand the Accelerated Return Notes Linked to the Amex Biotechnology IndexSM due October 4, 2006 (the “Notes”). You should carefully read this pricing supplement and the accompanying prospectus supplement and prospectus to fully understand the terms of the Notes, the Amex Biotechnology Index (the “Index”) and the tax and other considerations that are important to you in making a decision about whether to invest in the Notes. You should carefully review the “Risk Factors” section in this pricing supplement and the accompanying prospectus supplement, which highlights certain risks associated with an investment in the Notes, to determine whether an investment in the Notes is appropriate for you.

References in this pricing supplement to “ML&Co.”, “we”, “us” and “our” are to Merrill Lynch & Co., Inc. and references to “MLPF&S” are to Merrill Lynch, Pierce, Fenner & Smith Incorporated.

What are the Notes?

The Notes will be part of a series of senior debt securities issued by ML&Co. entitled “Medium-Term Notes, Series C” and will not be secured by collateral. The Notes will rank equally with all of our other unsecured and unsubordinated debt. The Notes will mature on October 4, 2006. We cannot redeem the Notes at an earlier date. We will not make any payments on the Notes until the maturity date.

Each unit will represent a single Note with a $10 original public offering price. You may transfer the Notes only in whole units. You will not have the right to receive physical certificates evidencing your ownership except under limited circumstances. Instead, we will issue the Notes in the form of a global certificate, which will be held by The Depository Trust Company, also known as DTC, or its nominee. Direct and indirect participants in DTC will record your ownership of the Notes. You should refer to the section entitled “Description of Debt Securities—Depositary” in the accompanying prospectus.

Are there any risks associated with my investment?

Yes, an investment in the Notes is subject to risks, including the risk of loss. Please refer to the section entitled “Risk Factors” in this pricing supplement and the accompanying prospectus supplement.

Who publishes the Index and what does the Index measure?

The Index is calculated and disseminated by the American Stock Exchange under the symbol “BTK”. The Index is an equal-dollar weighted index designed to measure the performance of a cross section of companies in the biotechnology industry that are primarily involved in the use of biological processes to develop products or provide services. Such processes include, but are not limited to, recombinant DNA technology, molecular biology, genetic engineering, monoclonal antibody-based technology, lipid/liposome technology and genomics. The Index was established with a benchmark value of 200 on October 18, 1991. The Index is rebalanced quarterly based on closing prices on the third Friday in January, April, July and October to ensure that each component stock continues to represent approximately equal weight in the Index.

How has the Index performed historically?

We have included a graph showing the year-end closing levels of the Index for each year from 1991 to 2004 and a graph and table showing the month-end closing level of the Index from January 2000 to February 2005, in the section entitled “The Index—Historical Data on the Index” in this pricing supplement. We have provided this historical information to help you evaluate the behavior of the Index in various economic environments; however, past performance of the Index is not necessarily indicative of how the Index will perform in the future.

What will I receive on the maturity date of the Notes?

On the maturity date, you will receive a cash payment per unit equal to the Redemption Amount.

The “Redemption Amount” to which you will be entitled will depend on the percentage change in the level of the Index over the term of the Notes and will equal:

(i) If the Ending Value is greater than the Starting Value:

$10	+	($30	×	(	Ending Value – Starting Value	))	;
Starting Value

provided, however, the Redemption Amount will not exceed $11.95 per unit (the “Capped Value”).

(ii) If the Ending Value is equal to or less than the Starting Value:

$10 ×	(	Ending Value	)
Starting Value

The “Starting Value” equals 496.85, the closing level of the Index on the date the Notes were priced for initial sale to the public (the “Pricing Date”).

The “Ending Value” means the average of the levels of the Index at the close of the market on five business days shortly before the maturity date of the Notes. We may calculate the Ending Value by reference to fewer than five or even a single day’s closing level if, during the period shortly before the maturity date of the Notes, there is a disruption in the trading of a sufficient number of stocks included in the Index or certain futures or options contracts relating to the Index.

The opportunity to participate in the possible increases in the level of the Index through an investment in the Notes is limited because the amount that you receive on the maturity date will never exceed the Capped Value. However, in the event that the level of the Index declines over the term of the Notes, the amount you receive on the maturity date will be proportionately less than the $10 original public offering price of the Notes. As a result, you may receive less, and possibly significantly less, than the $10 original public offering price per unit.

For more specific information about the Redemption Amount, please see the section entitled “Description of the Notes” in this pricing supplement.

Will I receive interest payments on the Notes?

You will not receive any interest payments on the Notes, but you will receive the Redemption Amount on the maturity date. We have designed the Notes for investors who are willing to forego interest payments on the Notes, such as fixed or floating interest rates paid on traditional interest bearing debt securities, and willing to accept a return that will not exceed the Capped Value in exchange for the ability to participate in changes in the level of the Index over the term of the Notes.

What about taxes?

The United States federal income tax consequences of an investment in the Notes are complex and uncertain. By purchasing a Note, you and ML&Co. agree, in the absence of an administrative or judicial ruling to the contrary, to characterize a Note for all tax purposes as a pre-paid cash-settled forward contract linked to the level of the Index. Under this characterization of the Notes, you should be required to recognize gain or loss to the extent that you receive cash on the maturity date or upon a sale or exchange of a Note prior to the maturity date. You should review the discussion under the section entitled “United States Federal Income Taxation” in this pricing supplement.

Will the Notes be listed on a stock exchange?

The Notes will not be listed on any securities exchange and we do not expect a trading market for the Notes to develop, which may affect the price that you receive for your Notes upon any sale prior to the maturity date. You should review the section entitled “Risk Factors—A trading market for the Notes is not expected to develop” in this pricing supplement.

Examples

Set forth below are three examples of Redemption Amount calculations, with a Capped Value of $11.95:

Example 1—The hypothetical Ending Value is equal to 50% of the Starting Value:

Starting Value: 496.85

Hypothetical Ending Value: 248.43

Redemption Amount (per unit)	=	$10	×	(248.43)	=	$5.00
496.85

Example 2—The hypothetical Ending Value is equal to 103% of the Starting Value:

Starting Value: 496.85

Hypothetical Ending Value: 511.76

Redemption Amount (per unit)	=	$10	+	($30	×	(511.76 - 496.85))	=	$10.90
496.85

Example 3—The hypothetical Ending Value is equal to 150% of the Starting Value:

Starting Value: 496.85

Hypothetical Ending Value: 745.28

Redemption Amount (per unit)	=	$10	+	($30	×	(745.28 - 496.85))	=	$11.95	(Redemption Amount cannot be greater than the Capped Value)
496.85

What is the role of MLPF&S?

Our subsidiary MLPF&S is the underwriter for the offering and sale of the Notes. After the initial offering, MLPF&S intends to buy and sell Notes to create a secondary market for holders of the Notes, and may stabilize or maintain the market price of the Notes during their initial distribution. However, MLPF&S will not be obligated to engage in any of these market activities or continue them once it has started.

MLPF&S will also be our agent for purposes of calculating, among other things, the Ending Value and the Redemption Amount. Under certain circumstances, these duties could result in a conflict of interest between MLPF&S as our subsidiary and its responsibilities as calculation agent.

What is ML&Co.?

Merrill Lynch & Co., Inc. is a holding company with various subsidiaries and affiliated companies that provide investment, financing, insurance and related services on a global basis.

For information about ML&Co., see the section entitled “Merrill Lynch & Co., Inc.” in the accompanying prospectus. You should also read other documents ML&Co. has filed with the Securities and Exchange Commission, which you can find by referring to the section entitled “Where You Can Find More Information” in the accompanying prospectus.

RISK FACTORS

Your investment in the Notes will involve risks. You should carefully consider the following discussion of risks before deciding whether an investment in the Notes is suitable for you.

Your investment may result in a loss

We will not repay you a fixed amount of principal on the Notes on the maturity date. The Redemption Amount will depend on the change in the level of the Index. Because the level of the Index is subject to market fluctuations, the Redemption Amount you receive may be more or less than the $10 original public offering price per unit of the Notes. If the Ending Value is less than the Starting Value, the Redemption Amount will be less than the $10 original public offering price per unit of the Notes. As a result, you may receive less, and possibly significantly less, than the $10 original public offering price per unit. Additionally, although any positive return on the Notes is based on triple the amount of the percentage increase in the Index, in no event will the Redemption Amount be greater than the Capped Value.

Your yield may be lower than the yield on other debt securities of comparable maturity

The yield that you will receive on your Notes, which could be negative, may be less than the return you could earn on other investments. Your yield may be less than the yield you would earn if you bought a traditional interest bearing debt security of ML&Co. with the same stated maturity date. Your investment may not reflect the full opportunity cost to you when you take into account factors that affect the time value of money. Unlike traditional interest bearing debt securities, the Notes do not guarantee the return of a principal amount on the maturity date.

Your return is limited and will not reflect the return of owning the stocks included in the Index

The opportunity to participate in the possible increases in the level of the Index through an investment in the Notes is limited because the Redemption Amount will never exceed the Capped Value, which represents an appreciation equal to 19.5% over the $10 original public offering price per unit of the Notes. However, in the event that the level of the Index declines over the term of the Notes, you will realize the entire decline. As a result, you may receive less, and possibly significantly less, than the $10 original public offering price per unit.

In addition, your return will not reflect the return you would realize if you actually owned the stocks included in the Index and received the dividends paid on those stocks, if any, because the level of the Index is calculated by reference to the prices of the stocks included in the Index without taking into consideration the value of dividends paid on those stocks.

A trading market for the Notes is not expected to develop

The Notes will not be listed on any securities exchange and we do not expect a trading market for the Notes to develop. Although our affiliate MLPF&S has indicated that it expects to bid for Notes offered for sale to it by holders of the Notes, it is not required to do so and may cease making those bids at any time. The limited trading market for your Notes may affect the price that you receive for your Notes if you do not wish to hold your investment until the maturity date.

Many factors affect the trading value of the Notes; these factors interrelate in complex ways and the effect of any one factor may offset or magnify the effect of another factor

The trading value of the Notes will be affected by factors that interrelate in complex ways. The effect of one factor may offset the increase in the trading value of the Notes caused by another factor and that the effect of one factor may exacerbate the decrease in the trading value of the Notes caused by another factor. For example, an increase in United States interest rates may offset some or all of any increase in the trading value of the Notes attributable to another factor, such as an increase in the level of the Index. The following paragraphs describe the expected impact on the trading value of the Notes given a change in a specific factor, assuming all other conditions remain constant.

The level of the Index is expected to affect the trading value of the Notes.    We expect that the trading value of the Notes will depend substantially on the amount, if any, by which the level of the Index exceeds or does not exceed the Starting Value. However, if you choose to sell your Notes when the level of the Index exceeds the Starting Value, you may receive substantially less than the amount that would be payable on the maturity date based on this level because of the expectation that the Index will continue to fluctuate until the Ending Value is determined. In addition, because the payment on the maturity date on the Notes will not exceed the Capped Value, we do not expect that the Notes will trade in the secondary market above the Capped Value.

Changes in the levels of interest rates are expected to affect the trading value of the Notes.    We expect that changes in interest rates will affect the trading value of the Notes. Generally, if United States interest rates increase, we expect the trading value of the Notes to decrease and, conversely, if United States interest rates decrease, we expect the trading value of the Notes to increase. Rising United States interest rates may lower the level of the Index and, thus, may lower the value of the Notes. Falling United States interest rates may increase the level of the Index and, thus, may increase the value of the Notes.

Changes in the volatility of the Index are expected to affect the trading value of the Notes.    Volatility is the term used to describe the size and frequency of price and/or market fluctuations. If the volatility of the Index increases or decreases, the trading value of the Notes may be adversely affected.

Changes in dividend yields on the stocks included in the Index are expected to affect the trading value of the Notes.    In general, if dividend yields on the stocks included in the Index increase, we expect that the trading value of the Notes will decrease and, conversely, if dividend yields on these stocks decrease, we expect that the trading value of the Notes will increase.

As the time remaining to the stated maturity date of the Notes decreases, the “time premium” associated with the Notes is expected to decrease.    We anticipate that before their stated maturity date, the Notes may trade at a value above that which would be expected based on the level of interest rates and the level of the Index. This difference will reflect a “time premium” due to expectations concerning the level of the Index during the period before the stated maturity date of the Notes. However, as the time remaining to the stated maturity date of the Notes decreases, we expect that this time premium will decrease, lowering the trading value of the Notes.

Changes in our credit ratings may affect the trading value of the Notes.    Our credit ratings are an assessment of our ability to pay our obligations. Consequently, real or anticipated changes in our credit ratings may affect the trading value of the Notes. However, because the return on your Notes is dependent upon factors in addition to our ability to pay our obligations under the Notes, such as the percentage increase in the level of the Index over the term of the Notes, an improvement in our credit ratings will not reduce the other investment risks related to the Notes.

In general, assuming all relevant factors are held constant, we expect that the effect on the trading value of the Notes of a given change in some of the factors listed above will be less if it occurs later in the term of the Notes than if it occurs earlier in the term of the Notes. We expect, however, that the effect on the trading value of the Notes of a given change in the level of the Index will be greater if it occurs later in the term of the Notes than if it occurs earlier in the term of the Notes.

Purchases and sales by us and our affiliates may affect your return

We and our affiliates may from time to time buy or sell the stocks included in the Index or futures or option contracts on those stocks for our own accounts for business reasons and expect to enter into these transactions in connection with hedging our obligations under the Notes. These transactions could affect the price of those stocks and, in turn, the level of the Index in a manner that would be adverse to your investment in the Notes. Any purchases by us, our affiliates or others on our behalf on or before the Pricing Date may temporarily increase the prices of those stocks. Temporary increases in the market prices of those stocks may also occur as a result of the purchasing activities of other market participants. Consequently, the prices of those stocks may decline subsequent to the Pricing Date reducing the level of the Index and therefore the trading value of the Notes.

Potential conflicts of interest could arise

Our subsidiary MLPF&S is our agent for the purposes of calculating the Ending Value and Redemption Amount. Under certain circumstances, MLPF&S as our subsidiary and its responsibilities as calculation agent for the Notes could give rise to conflicts of interest. These conflicts could occur, for instance, in connection with its determination as to whether the level of the Index can be calculated on a particular trading day, or in connection with judgments that it would be required to make in the event of a discontinuance or unavailability of the Index. See the sections entitled “Description of the Notes—Adjustments to the Index; Market Disruption Events” and “—Discontinuance of the Index” in this pricing supplement. MLPF&S is required to carry out its duties as calculation agent in good faith and using its reasonable judgment. However, because we control MLPF&S, potential conflicts of interest could arise.

We have entered into an arrangement with one of our subsidiaries to hedge the market risks associated with our obligation to pay the Redemption Amount. This subsidiary expects to make a profit in connection with this arrangement. We did not seek competitive bids for this arrangement from unaffiliated parties.

ML&Co. or its affiliates may presently or from time to time engage in business with one or more of the companies included in the Index including extending loans to, or making equity investments in, those companies or providing advisory services to those companies, including merger and acquisition advisory services. In the course of business, ML&Co. or its affiliates may acquire non-public information relating to those companies and, in addition, one or more affiliates of ML&Co. may publish research reports about those companies. ML&Co. does not make any representation to any purchasers of the Notes regarding any matters whatsoever relating to the companies included in the Index. Any prospective purchaser of the Notes should undertake an independent investigation of the companies included in the Index as in its judgment is appropriate to make an informed decision regarding an investment in the Notes. The composition of those companies does not reflect any investment recommendations of ML&Co. or its affiliates.

Tax consequences are uncertain

You should consider the tax consequences of investing in the Notes, aspects of which are uncertain. See the section entitled “United States Federal Income Taxation” in this pricing supplement.

DESCRIPTION OF THE NOTES

ML&Co. will issue the Notes as part of a series of senior debt securities entitled “Medium-Term Notes, Series C” under the 1983 Indenture, which is more fully described in the accompanying prospectus. The Notes will mature on October 4, 2006. Information included in this pricing supplement supercedes information in the accompanying prospectus supplement and prospectus to the extent that it is different from that information. The CUSIP number for the Notes is 59021S570.

While on the maturity date a holder of a Note will receive an amount equal to the Redemption Amount, there will be no other payment of interest, periodic or otherwise. See the section entitled “—Payment on the Maturity Date” in this pricing supplement.

The Notes will not be subject to redemption by ML&Co. or at the option of any holder of the Notes before the maturity date. If an Event of Default occurs with respect to the Notes, holders of the Notes may accelerate the maturity of the Notes, as described under “—Events of Default and Acceleration” in this pricing supplement and “Description of Debt Securities—Events of Default” in the accompanying prospectus.

ML&Co. will issue the Notes in denominations of whole units each with a $10 original public offering price per unit. You may transfer the Notes only in whole units. You will not have the right to receive physical certificates evidencing your ownership except under limited circumstances. Instead, we will issue the Notes in the form of a global certificate, which will be held by The Depository Trust Company, also known as DTC, or its nominee. Direct and indirect participants in DTC will record your ownership of the Notes. You should refer to the section entitled “Description of Debt Securities—Depositary” in the accompanying prospectus.

The Notes will not have the benefit of any sinking fund.

Payment on the Maturity Date

On the maturity date, you will be entitled to receive a cash payment per unit equal to the Redemption Amount, as provided below.

Determination of the Redemption Amount

The “Redemption Amount” per unit will be determined by the calculation agent and will equal:

(i)  If the Ending Value is greater than the Starting Value:

$10	+	($30	×	(	Ending Value – Starting Value	))	;
Starting Value

provided, however, the Redemption Amount will not exceed $11.95 per unit (the “Capped Value”); or

(ii)  If the Ending Value is equal to or less than the Starting Value:

$10	×	(	Ending Value	)
Starting Value

The “Starting Value” equals 496.85, the closing level of the Amex Biotechnology Index (the “Index”) on the date the Notes were priced for initial sale to the public on the (“Pricing Date”).

The “Ending Value” will be determined by the calculation agent and will equal the average of the closing levels of the Index determined on each of the first five Calculation Days during the Calculation Period. If there are fewer than five Calculation Days during the Calculation Period, then the Ending Value will equal the average of the closing levels of the Index on those Calculation Days. If there is only one Calculation Day during the Calculation Period, then the Ending Value will equal the closing level of the Index on that Calculation Day. If no Calculation Days occur during the Calculation Period, then the Ending Value will equal the closing level of the Index determined on the last scheduled Index Business Day in the Calculation Period, regardless of the occurrence of a Market Disruption Event (as described below under “—Adjustments to the Index; Market Disruption Events”) on that scheduled Index Business Day.

The “Calculation Period” means the period from and including the seventh scheduled Index Business Day before the maturity date to and including the second scheduled Index Business Day before the maturity date.

A “Calculation Day” means any Index Business Day during the Calculation Period on which a Market Disruption Event has not occurred.

An “Index Business Day” means any day on which the New York Stock Exchange (the “NYSE”), the American Stock Exchange (the “AMEX”) and The Nasdaq Stock Market (the “Nasdaq”) are open for trading and the Index or any successor index is calculated and published.

All determinations made by the calculation agent will be at the sole discretion of the calculation agent and, absent a determination of a manifest error, will be conclusive for all purposes and binding on ML&Co. and the holders and beneficial owners of the Notes.

Hypothetical Returns

The following table illustrates, for the Starting Value and a range of hypothetical Ending Values of the Index:

•	the percentage change from the Starting Value to the hypothetical Ending Value;

•	the total amount payable on the maturity date per unit;

•	the total rate of return to holders of the Notes;

•	the pretax annualized rate of return to holders of the Notes; and

•	the pretax annualized rate of return of an investment in the stocks included in the Index, which includes an assumed aggregate dividend yield of 0.00% per annum, as more fully described below.

Hypothetical Ending Value	Percentage change from the Starting Value to the hypothetical Ending Value	Total amount payable on the maturity date per unit	Total rate of return on the Notes	Pretax annualized rate of return on the Notes(1)	Pretax annualized rate of return of stocks included in the Index(1)(2)
248.43	–50%	$ 5.00	–50.00%	–41.23%	–41.23%
298.11	–40%	$ 6.00	–40.00%	–31.29%	–31.29%
347.80	–30%	$ 7.00	–30.00%	–22.40%	–22.40%
397.48	–20%	$ 8.00	–20.00%	–14.32%	–14.32%
447.17	–10%	$ 9.00	–10.00%	–6.90%	–6.90%
457.10	–8%	$ 9.20	–8.00%	–5.48%	–5.48%
467.04	–6%	$ 9.40	–6.00%	–4.08%	–4.08%
476.98	–4%	$ 9.60	–4.00%	–2.70%	–2.07%
486.91	–2%	$ 9.80	–2.00%	–1.34%	–1.34%
496.85(3)	0%	$10.00	0.00%	0.00%	0.00%
506.79	2%	$10.60	6.00%	3.92%	1.32%
516.72	4%	$11.20	12.00%	7.69%	2.63%
526.66	6%	$11.80	18.00%	11.33%	3.92%
536.60	8%	$11.95(4)	19.50%	12.22%	5.19%
546.54	10%	$11.95	19.50%	12.22%	6.45%
596.22	20%	$11.95	19.50%	12.22%	12.52%
645.91	30%	$11.95	19.50%	12.22%	18.26%

(1)	The annualized rates of return specified in this column are calculated on a semiannual bond equivalent basis and assume an investment term from April 4, 2005 to October 4, 2006.

(2)	This rate of return assumes:

(a)	a percentage change in the aggregate price of the stocks underlying the Index that equals the percentage change in the Index from the Starting Value to the relevant hypothetical Ending Value;

(b)	assumes the dividend yield on the Index is zero over the term of the Notes; and

(c)	no transaction fees or expenses.

(3)	This is the Starting Value.

(4)	The total amount payable on the maturity date per unit of the Notes cannot exceed the Capped Value.

The above figures are for purposes of illustration only. The actual amount received by you and the resulting total and pretax annualized rates of return will depend on the actual Ending Value and term of your investment.

Adjustments to the Index; Market Disruption Events

If at any time the AMEX makes a material change in the formula for or the method of calculating the Index or in any other way materially modifies the Index so that the Index does not, in the opinion of the calculation agent, fairly represent the level of the Index had those changes or modifications not been made, then, from and after that time, the calculation agent will, at the close of business in New York, New York, on each date that the closing level of the Index is to be calculated, make any adjustments as, in the good faith judgment of the calculation agent, may be necessary in order to arrive at a calculation of a level of a stock index comparable to the Index as if those changes or modifications had not been made, and calculate the closing level with reference to the Index, as so adjusted. Accordingly, if the method of calculating the Index is modified so that the level of the Index is a fraction or a multiple of what it would have been if it had not been modified, e.g., due to a split, then the calculation agent will adjust the Index in order to arrive at a level of the Index as if it had not been modified, e.g., as if a split had not occurred.

“Market Disruption Event” means either of the following events as determined by the calculation agent:

(a)	the suspension of or material limitation on trading for more than two hours of trading, or during the one-half hour period preceding the close of trading, on the applicable exchange (without taking into account any extended or after-hours trading session), in 20% or more of the stocks which then comprise the Index or any successor index; or

(b)	the suspension of or material limitation on trading for more than two hours of trading, or during the one-half hour period preceding the close of trading, on the applicable exchange (without taking into account any extended or after-hours trading session), whether by reason of movements in price otherwise exceeding levels permitted by the applicable exchange or otherwise, in options contracts or futures contracts related to the Index, or any successor index, which are traded on any major United States exchange.

For the purpose of determining whether a Market Disruption Event has occurred:

(1)	a limitation on the hours in a trading day and/or number of days of trading will not constitute a Market Disruption Event if it results from an announced change in the regular business hours of the applicable exchange;

(2)	a suspension in trading in a futures or option contract on the Index, or any successor index, by a major securities market by reason of (a) a price change violating limits set by that securities market, (b) an imbalance of orders relating to those contracts or (c) a disparity in bid and ask quotes relating to those contracts will constitute a suspension of or material limitation on trading in futures or option contracts related to that index;

(3)	a suspension of or material limitation on trading on the applicable exchange will not include any time when that exchange is closed for trading under ordinary circumstances; and

(4)	for the purpose of clause (a) above, any limitations on trading during significant market fluctuations under NYSE Rule 80A, or any applicable rule or regulation enacted or promulgated by the NYSE or any other self regulatory organization or the Securities and Exchange Commission of similar scope as determined by the calculation agent, will be considered “material”.

As a result of terrorist attacks, the financial markets were closed from September 11, 2001 through September 14, 2001, and levels of the Index are not available for those dates. Those market closures would have constituted Market Disruption Events. The occurrence of a Market Disruption Event could effect the calculation of the payment you may receive on the maturity date. See the section entitled “—Payment on the Maturity Date” in this pricing supplement.

Discontinuance of the Index

If the AMEX discontinues publication of the Index and the AMEX or another entity publishes a successor or substitute index that the calculation agent determines, in its sole discretion, to be comparable to the Index (a “successor index”), then, upon the calculation agent’s notification of that determination to the trustee and ML&Co., the calculation agent will substitute the successor index as calculated by the AMEX or any other entity for the Index and calculate the Ending Value as described above under “—Payment on the Maturity Date”. Upon any selection by the calculation agent of a successor index, ML&Co. will cause notice to be given to holders of the Notes.

In the event that the AMEX discontinues publication of the Index and:

•	the calculation agent does not select a successor index; or

•	the successor index is not published on any of the Calculation Days,

the calculation agent will compute a substitute level for the Index in accordance with the procedures last used to calculate the Index before any discontinuance. If a successor index is selected or the calculation agent calculates a level as a substitute for the Index as described below, the successor index or level will be used as a substitute for the Index for all purposes, including for the purpose of determining whether a Market Disruption Event exists.

If the AMEX discontinues publication of the Index before the Calculation Period and the calculation agent determines that no successor index is available at that time, then on each Business Day until the earlier to occur of:

•	the determination of the Ending Value; or

•	a determination by the calculation agent that a successor index is available,

the calculation agent will determine the value that would be used in computing the Redemption Amount as described in the preceding paragraph as if that day were a Calculation Day. The calculation agent will cause notice of each value to be published not less often than once each month in The Wall Street Journal or another newspaper of general circulation and arrange for information with respect to these values to be made available by telephone.

A “Business Day” means any day on which the NYSE, the AMEX and the Nasdaq are open for trading.

Notwithstanding these alternative arrangements, discontinuance of the publication of the Index may adversely affect trading in the Notes.

Events of Default and Acceleration

In case an Event of Default with respect to any Notes has occurred and is continuing, the amount payable to a holder of a Note upon any acceleration permitted by the Notes, with respect to each $10 original public offering price per unit, will be equal to the Redemption Amount, calculated as though the date of acceleration were the stated maturity date of the Notes. If a bankruptcy proceeding is commenced in respect of ML&Co., the claim of the holder of a Note may be limited, under Section 502(b)(2) of Title 11 of the United States Code, to the $10 original public offering price per unit plus an additional amount of contingent interest calculated as though the date of the commencement of the proceeding were the stated maturity date of the Notes.

In case of default in payment of the Notes, whether on the stated maturity date or upon acceleration, from and after that date the Notes will bear interest, payable upon demand of their holders, at the rate of 2.25% per annum, to the extent that payment of interest is legally enforceable on the unpaid amount due and payable on that date in accordance with the terms of the Notes to the date payment of that amount has been made or duly provided for.

THE INDEX

The Index is calculated and disseminated by the AMEX under the symbol “BTK” and was established with a benchmark value of 200 on October 18, 1991. The AMEX generally calculates and disseminates the value of the Index at approximately 15-second intervals during the AMEX’s business hours and at the end of each Index Business Day via the Consolidated Tape Association’s Network B.

The Index is designed to measure the performance of a cross section of companies in the biotechnology industry that are primarily involved in the use of biological processes to develop products or provide services. The following is a list of the companies included in the Index, their trading symbols and index weight as of March 30, 2005: Affymetrix, Inc. (AFFX) (7.40%); Amgen Inc. (AMGN) (5.83%); Applera Corporation-Celera (CRA) (4.98%); Biogen Idec Inc. (BIIB) (3.66%); Celgene Corporation (CELG) (7.21%); Cephalon, Inc. (CEPH) (6.03%); Chiron Corporation (CHIR) (6.42%); Enzon Pharmaceuticals, Inc. (ENZN) (5.07%); Genentech, Inc. (DNA) (7.22%); Genzyme Corporation (GENZ) (6.02%); Gilead Sciences, Inc. (GILD) (6.73%); Human Genome Sciences, Inc. (HGSI) (4.69%); Invitrogen Corporation (IVGN) (6.31%); Medimmune, Inc. (MEDI) (5.99%); Millennium Pharmaceuticals, Inc. (MLNM) (5.51%); Protein Design Labs, Inc. (PDLI) (5.22%) and Vertex Pharmaceuticals Incorporated (VRTX) (5.73%). We have included a brief description of each of the companies and their historical stock price information in Annex A to this pricing supplement.

The Index is rebalanced quarterly based on the closing prices on the third Friday in January, April, July and October to ensure that each Underlying Stock represents an approximately equal weight in the Index as of each date of reconstitution. If necessary, an adjustment is made to the Index divisor to ensure continuity of the level of the Index. As of March 30, 2005, the Index divisor was 747.498640984966. The number of shares of each Underlying Stock comprising the Index remain fixed between quarterly rebalancings, except in the event of certain types of corporate actions such as the payment of a dividend (other than an ordinary cash dividend), stock distribution, stock split, rights offering, reorganization, merger, liquidation or any similar event with respect to an Underlying Stock. When the Index is adjusted between quarterly rebalancings for these events, the number of shares of the relevant Underlying Stock comprising the Index will be adjusted, to the nearest whole share, to maintain the Underlying Stock’s relative weight in the Index immediately prior to the corporate action. In connection with any adjustments to the Index, the Index divisor is adjusted to ensure that there are no changes to the level of the Index as a result of non-market forces.

Index Eligibility and Maintenance

The AMEX may change the composition of the Index at any time to reflect the conditions of the biotechnology industry and to ensure that the Underlying Stocks, in its view, continue to represent the biotechnology industry. The Index is maintained in accordance with AMEX Exchange Rule 901c, which, among other things, requires that securities meet the following requirements in order to be eligible for inclusion in the Index:

•	All Underlying Stocks must either be listed on the AMEX, the NYSE or traded through the facilities of the National Association of Securities Dealers Automated Quotation System and reported National Market System securities;

•	Each Underlying Stock must have a minimum market value of at least $75 million, except that, for each of the lowest weighted Underlying Stocks that in the aggregate account for no more than 10% of the weight of the Index, the market value must be at least $50 million;

•	The trading volume of each Underlying Stock in each of the last six months must not be less than 1,000,000 shares, except that, for each of the lowest weighted Underlying Stocks that in the aggregate account for no more than 10% of the weight of the Index, the trading volume must be at least 500,000 shares in each of the last six months;

•	At least 90% of the numerical value of the Index, and at least 80% of the total number of Underlying Stocks, must meet the current criteria for standardized option trading set forth in AMEX Exchange Rule 915; and

•	ADRs that are not subject to comprehensive surveillance agreements must not in the aggregate represent more than 20% of the weight of the Index.

Every quarter the Underlying Stocks are reviewed to ensure that each of them continues to meet the minimum criteria set forth above.

Historical Data on the Index

The following graph sets forth the closing levels of the Index on the last business day of each year from 1991 through 2004, as published by the AMEX. The historical experience of the Index should not be taken as an indication of future performance, and no assurance can be given that the level of the Index will not decline and thereby reduce the Redemption Amount which may be payable to you at maturity.

Month-End Closing Levels of the Index

The following table sets forth the closing level of the Index at the end of each month in the period from January 2000 through February 2005. This historical data on the Index is not necessarily indicative of the future performance of the Index or what the value of the Notes may be. Any historical upward or downward trend in the level of the Index during any period set forth below is not any indication that the Index is more or less likely to increase or decrease at any time during the term of the Notes.

	2000	2001	2002	2003	2004	2005
January	433.40	625.18	500.02	338.41	515.44	524.58
February	701.46	592.04	479.19	320.51	546.29	498.00
March	499.90	470.24	500.33	333.30	526.39
April	487.31	568.04	436.49	373.22	523.12
May	468.93	602.46	405.04	449.36	513.01
June	644.23	611.70	348.90	431.72	521.98
July	591.44	529.72	364.98	463.46	482.32
August	773.30	533.57	346.38	454.28	495.67
September	769.72	450.43	320.01	453.45	524.30
October	734.14	548.68	345.75	466.95	515.26
November	580.40	605.00	369.27	460.49	518.64
December	634.32	580.58	338.22	490.10	544.25

The following graph sets forth the historical performance of the Index presented in the preceding table. Past movements of the Index are not necessarily indicative of future levels of the Index. On the Pricing Date, the closing level of the Index was 496.85.

License Agreement

The “Amex Biotechnology Index” is a service mark of the AMEX and is used with the permission of the AMEX. The AMEX in no way sponsors, endorses or is otherwise involved in the Notes and disclaims any liability to any party for any inaccuracy in the data on which the Index is based, for any mistakes, errors, or omissions in the calculation and/or dissemination of the Index, or for the manner in which they are applied in connection with the Notes. Unless otherwise stated, all information herein on the Index is derived from the AMEX or other publicly available sources.

The licensing agreement between MLPF&S and the AMEX is solely for their benefit and not for the benefit of the owners of the Notes or any other third parties and provides that the following language must be stated in this pricing supplement:

“The Amex Biotechnology Index is sponsored by, and is a service mark of, the American Stock Exchange LLC (the “Exchange”). The Amex Biotechnology Index is being used with the permission of the Exchange.

The Exchange in no way sponsors, endorses or is otherwise involved in the transactions specified and described in this pricing supplement and the Exchange disclaims any liability to any party for any inaccuracy in the data on which the Amex Biotechnology Index is based, for any mistakes, errors or omissions in the calculation and/or dissemination of the Amex Biotechnology Index, or for the manner in which it is applied in connection with this pricing supplement.”

All disclosures contained in this pricing supplement regarding the Amex Biotechnology Index, including its make-up, method of calculation and changes in its components, are derived from publicly available information prepared by the AMEX. ML&Co. and MLPF&S do not assume any responsibility for the accuracy or completeness of that information.

UNITED STATES FEDERAL INCOME TAXATION

Set forth in full below is the opinion of Sidley Austin Brown & Wood LLP, counsel to ML&Co. (“Tax Counsel”). As the law applicable to the U.S. federal income taxation of instruments such as the Notes is technical and complex, the discussion below necessarily represents only a general summary. The following discussion is based upon laws, regulations, rulings and decisions now in effect, all of which are subject to change (including changes in effective dates) or possible differing interpretations. The discussion below supplements the discussion set forth under the section entitled “United States Federal Income Taxation” that is contained in the accompanying prospectus supplement and supercedes that discussion to the extent that it contains information that is inconsistent with that contained in the accompanying prospectus supplement. The discussion below deals only with Notes held as capital assets and does not purport to deal with persons in special tax situations, such as financial institutions, insurance companies, regulated investment companies, real estate investment trusts, tax-exempt entities (except to the extent specifically discussed below), dealers in securities or currencies, persons subject to the alternative minimum tax, persons holding Notes as a hedge against currency risks, as a position in a “straddle” or as part of a “hedging”, “conversion” or “integrated” transaction for tax purposes, or persons whose functional currency is not the United States dollar. It also does not deal with holders other than original purchasers (except where otherwise specifically noted). If a partnership holds the Notes, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. Thus, persons who are partners in a partnership holding the Notes should consult their own tax advisors. Moreover, all persons considering the purchase of the Notes should consult their own tax advisors concerning the application of United States federal income tax laws to their particular situations as well as any consequences of the purchase, ownership and disposition of the Notes arising under the laws of any other taxing jurisdiction.

As used herein, the term “U.S. Holder” means a beneficial owner of a Note that is for United States federal income tax purposes (i) a citizen or resident of the United States, (ii) a corporation or a partnership (including an entity treated as a corporation or a partnership for United States federal income tax purposes) that is created or organized in or under the laws of the United States, any state thereof or the District of Columbia (unless, in the case of a partnership, Treasury regulations are adopted that provide otherwise), (iii) an estate whose income is subject to United States federal income tax regardless of its source, (iv) a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust or (v) any other person whose income or gain in respect of a Note is effectively connected with the conduct of a United States trade or business. Certain trusts not described in clause (iv) above in existence on August 20, 1996, that elect to be treated as United States persons will also be U.S. Holders for purposes of the following discussion. As used herein, the term “non-U.S. Holder” means a beneficial owner of a Note that is not a U.S. Holder.

General

There are no statutory provisions, regulations, published rulings or judicial decisions addressing or involving the characterization and treatment, for United States federal income tax purposes, of the Notes or securities with terms substantially the same as the Notes. Accordingly, the proper United States federal income tax characterization and treatment of the Notes is uncertain. Pursuant to the terms of the Notes, ML&Co. and every holder of a Note agree (in the absence of an administrative determination or judicial ruling to the contrary) to characterize a Note for all tax purposes as a pre-paid cash-settled forward contract linked to the level of the Index. In the opinion of Tax Counsel, this characterization and tax treatment of the Notes, although not the only reasonable characterization and tax treatment, is based on reasonable interpretations of law currently in effect and, even if successfully challenged by the Internal Revenue Service (the “IRS”), will not result in the imposition of penalties. The treatment of the Notes described above is not, however, binding on the IRS or the courts. No statutory, judicial or administrative authority directly addresses the characterization of the Notes or instruments similar to the Notes for United States federal income tax purposes, and no ruling is being requested from the IRS with respect to the Notes.

Due to the absence of authorities that directly address instruments that are similar to the Notes, significant aspects of the United States federal income tax consequences of an investment in the Notes are not certain, and no assurance can be given that the IRS or the courts will agree with the characterization described above. Accordingly, prospective purchasers are urged to consult their own tax advisors regarding the United States federal income tax consequences of an investment in the Notes (including alternative characterizations of the Notes) and with respect to any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction. Unless otherwise stated, the following discussion is based on the assumption that the treatment described above is accepted for United States federal income tax purposes.

Tax Treatment of the Notes

Assuming the characterization of the Notes as set forth above, Tax Counsel believes that the following United States federal income tax consequences should result.

Tax Basis.    A U.S. Holder’s tax basis in a Note will equal the amount paid by the U.S. Holder to acquire the Note.

Payment on the Maturity Date.    Upon the receipt of cash on the maturity date of the Notes, a U.S. Holder will recognize gain or loss. The amount of that gain or loss will be the extent to which the amount of the cash received differs from the U.S. Holder’s tax basis in the Note. It is uncertain whether any gain or loss would be treated as ordinary income or loss or capital gain or loss. Absent a future clarification in current law (by an administrative determination or judicial ruling), where required, ML&Co. intends to report any gain or loss to the IRS in a manner consistent with the treatment of that gain or loss as capital gain or loss. If any gain or loss is treated as capital gain or loss, then that gain or loss will generally be long-term capital gain or loss, as the case may be, if the U.S. Holder has held the Note for more than one year as of the maturity date. The deductibility of capital losses is subject to certain limitations.

Sale or Exchange of the Notes.    Upon a sale or exchange of a Note prior to the maturity date of the Notes, a U.S. Holder will generally recognize capital gain or loss equal to the difference between the amount realized on the sale or exchange and the U.S. Holder’s tax basis in the Note so sold or exchanged. Capital gain or loss will generally be long-term capital gain or loss if the U.S. Holder has held the Note for more than one year at the time of disposition. As discussed above, the deductibility of capital losses is subject to certain limitations.

Possible Alternative Tax Treatments of an Investment in the Notes

Due to the absence of authorities that directly address the proper characterization of the Notes, no assurance can be given that the IRS will accept, or that a court will uphold, the characterization and tax treatment described above. In particular, the IRS could seek to analyze the United States federal income tax consequences of owning the Notes under Treasury regulations governing contingent payment debt instruments (the “CPDI Regulations”).

If the IRS were successful in asserting that the CPDI Regulations applied to the Notes, the timing and character of income thereon would be significantly affected. Among other things, a U.S. Holder would be required to accrue original issue discount on the Notes every year at a “comparable yield” for us, determined at the time of issuance of the Notes. Furthermore, any gain realized on the maturity date or upon a sale or other disposition of the Notes would generally be treated as ordinary income, and any loss realized on the maturity date or upon a sale or other disposition of the Notes would be treated as ordinary loss to the extent of the U.S. Holder’s prior accruals of original issue discount and capital loss thereafter.

Even if the CPDI Regulations do not apply to the Notes, other alternative United States federal income tax characterizations or treatments of the Notes may also be possible, and if applied could also affect the timing and the character of the income or loss with respect to the Notes. Accordingly, prospective purchasers are urged to consult their tax advisors regarding the United States federal income tax consequences of an investment in the Notes.

Constructive Ownership Law

Section 1260 of the Internal Revenue Code of 1986, as amended (the “Code”), treats a taxpayer owning certain types of derivative positions in property as having “constructive ownership” of that property, with the result that all or a portion of any long-term capital gain recognized by that taxpayer with respect to the derivative position will be recharacterized as ordinary income. In its current form, Section 1260 of the Code does not apply to the Notes. If Section 1260 of the Code were to apply to the Notes in the future, however, the effect on a U.S. Holder of a Note would be to treat all or a portion of any long-term capital gain recognized by the U.S. Holder on the sale, exchange or maturity of a Note as ordinary income. In addition, Section 1260 of the Code would impose an interest charge on any gain that was recharacterized. U.S. Holders should consult their tax advisors regarding the potential application of Section 1260 of the Code, if any, to the purchase, ownership and disposition of a Note.

Unrelated Business Taxable Income

Section 511 of the Code generally imposes a tax, at regular corporate or trust income tax rates, on the “unrelated business taxable income” of certain tax-exempt organizations, including qualified pension and profit sharing plan trusts and individual retirement accounts. As discussed above, the U.S. federal income tax characterization of the Notes is uncertain. Nevertheless, in general, if the Notes are held for investment purposes, the amount of income or gain, if any, realized on the maturity date or upon a sale or exchange of a Note prior to the maturity date, or any income that would accrue to a holder of a Note if the Notes were characterized as contingent payment debt instruments (as discussed above), will not constitute unrelated business taxable income. However, if a Note constitutes debt-financed property (as defined in Section 514(b) of the Code) by reason of indebtedness incurred by a holder of a Note to purchase the Note, all or a portion of any income or gain realized with respect to such Note may be classified as unrelated business taxable income pursuant to Section 514 of the Code. Moreover, prospective investors in the Notes should be aware that whether or not any income or gain realized with respect to a Note which is owned by an organization that is generally exempt from U.S. federal income taxation pursuant to Section 501(a) of the Code constitutes unrelated business taxable income will depend upon the specific facts and circumstances applicable to such organization. Accordingly, any potential investors in the Notes that are generally exempt from U.S. federal income taxation pursuant to Section 501(a) of the Code are urged to consult with their own tax advisors concerning the U.S. federal income tax consequences to them of investing in the Notes.

Non-U.S. Holders

Based on the treatment of each Note as a pre-paid cash-settled forward contract linked to the level of the Index, in the case of a non-U.S. Holder, a payment made with respect to a Note on the maturity date will not be subject to United States withholding tax, provided that the non-U.S. Holder complies with applicable certification requirements and that the payment is not effectively connected with a United States trade or business of the non-U.S. Holder. Any capital gain realized upon the sale or other disposition of a Note by a non-U.S. Holder will generally not be subject to United States federal income tax if (i) that gain is not effectively connected with a United States trade or business of the non-U.S. Holder and (ii) in the case of an individual non-U.S. Holder, the individual is not present in the United States for 183 days or more in the taxable year of the sale or other disposition, or the gain is not attributable to a fixed place of business maintained by the individual in the United States, and the individual does not have a “tax home” (as defined for United States federal income tax purposes) in the United States.

As discussed above, alternative characterizations of the Notes for United States federal income tax purposes are possible. Should an alternative characterization of the Notes, by reason of a change or clarification of the law, by regulation or otherwise, cause payments with respect to the Notes to become subject to withholding tax, ML&Co. will withhold tax at the applicable statutory rate. Prospective non-U.S. Holders of the Notes should consult their own tax advisors in this regard.

Backup Withholding

A beneficial owner of a Note may be subject to backup withholding at the applicable statutory rate of United States federal income tax on certain amounts paid to the beneficial owner unless the beneficial owner provides proof of an applicable exemption or a correct taxpayer identification number, and otherwise complies with applicable requirements of the backup withholding rules.

Any amounts withheld under the backup withholding rules from a payment to a beneficial owner would be allowed as a refund or a credit against the beneficial owner’s United States federal income tax provided the required information is furnished to the IRS.

ERISA CONSIDERATIONS

Each fiduciary of a pension, profit-sharing or other employee benefit plan (a “plan”) subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), should consider the fiduciary standards of ERISA in the context of the plan’s particular circumstances before authorizing an investment in the Notes. Accordingly, among other factors, the fiduciary should consider whether the investment would satisfy the prudence and diversification requirements of ERISA and would be consistent with the documents and instruments governing the plan, and whether the investment would involve a prohibited transaction under Section 406 of ERISA or Section 4975 of the Code.

Section 406 of ERISA and Section 4975 of the Code prohibit plans, as well as individual retirement accounts and Keogh plans subject to Section 4975 of the Code (also “plans”) from engaging in certain transactions involving “plan assets” with persons who are “parties in interest” under ERISA or “disqualified persons” under the Code (“parties in interest”) with respect to the plan or account. A violation of these prohibited transaction rules may result in civil penalties or other liabilities under ERISA and/or an excise tax under Section 4975 of the Code for those persons, unless exemptive relief is available under an applicable statutory, regulatory or administrative exemption. Certain employee benefit plans and arrangements including those that are governmental plans (as defined in section 3(32) of ERISA), certain church plans (as defined in Section 3(33) of ERISA) and foreign plans (as described in Section 4(b)(4) of ERISA) (“non-ERISA arrangements”) are not subject to the requirements of ERISA or Section 4975 of the Code but may be subject to similar provisions under applicable federal, state, local, foreign or other regulations, rules or laws (“similar laws”).

The acquisition of the Notes by a plan with respect to which we, MLPF&S or certain of our affiliates is or becomes a party in interest may constitute or result in prohibited transaction under ERISA or Section 4975 of the Code, unless those Notes are acquired pursuant to and in accordance with an applicable exemption. The U.S. Department of Labor has issued five prohibited transaction class exemptions, or “PTCEs”, that may provide exemptive relief if required for direct or indirect prohibited transactions that may arise from the purchase or holding of the Notes. These exemptions are:

(1)	PTCE 84-14, an exemption for certain transactions determined or effected by independent qualified professional asset managers;

(2)	PTCE 90-1, an exemption for certain transactions involving insurance company pooled separate accounts;

(3)	PTCE 91-38, an exemption for certain transactions involving bank collective investment funds;

(4)	PTCE 95-60, an exemption for transactions involving certain insurance company general accounts; and

(5)	PTCE 96-23, an exemption for plan asset transactions managed by in-house asset managers.

The Notes may not be purchased or held by (1) any plan, (2) any entity whose underlying assets include “plan assets” by reason of any plan’s investment in the entity (a “plan asset entity”) or (3) any person investing “plan assets” of any plan, unless in each case the purchaser or holder is eligible for the exemptive relief available under one or more of the PTCEs listed above or another applicable similar exemption. Any purchaser or holder of the Notes or any interest in the Notes will be deemed to have represented by its purchase and holding of the Notes that it either (1) is not a plan or a plan asset entity and is not purchasing those Notes on behalf of or with “plan assets” of any plan or plan asset entity or (2) with respect to the purchase or holding, is eligible for the exemptive relief available under any of the PTCEs listed above or another applicable exemption. In addition, any purchaser or holder of the Notes or any interest in the Notes which is a non-ERISA arrangement will be deemed to have represented by its purchase and holding of the Notes that its purchase and holding will not violate the provisions of any similar law.

Due to the complexity of these rules and the penalties that may be imposed upon persons involved in non-exempt prohibited transactions, it is important that fiduciaries or other persons considering purchasing the Notes on behalf of or with “plan assets” of any plan, plan asset entity or non-ERISA arrangement consult with their counsel regarding the availability of exemptive relief under any of the PTCEs listed above or any other applicable exemption, or the potential consequences of any purchase or holding under similar laws, as applicable.

USE OF PROCEEDS AND HEDGING

The net proceeds from the sale of the Notes will be used as described under “Use of Proceeds” in the accompanying prospectus and to hedge market risks of ML&Co. associated with its obligation to pay the Redemption Amount.

SUPPLEMENTAL PLAN OF DISTRIBUTION

MLPF&S has advised ML&Co. that it proposes initially to offer all or part of the Notes directly to the public on a fixed price basis at the offering price set forth on the cover of this pricing supplement. After the initial public offering, the public offering price may be changed. The obligations of MLPF&S are subject to certain conditions and it is committed to take and pay for all of the Notes if any are taken.

EXPERTS

The consolidated financial statements, the related financial statement schedule, and management’s report on the effectiveness of internal control over financial reporting incorporated in the accompanying prospectus by reference from the Annual Report on Form 10-K of Merrill Lynch & Co., Inc. for the year ended December 31, 2004, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports dated March 2, 2005, which reports (1) express an unqualified opinion on the financial statement and financial statement schedule, (2) express an unqualified opinion on management’s assessment regarding the effectiveness of internal control over financial reporting, and (3) express an unqualified opinion on the effectiveness of internal control over financial reporting, and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

INDEX OF CERTAIN DEFINED TERMS

Page
Business Day	PS-13
Calculation Day	PS-10
Calculation Period	PS-10
Capped Value	PS-4
Ending Value	PS-4
Index	PS-3
Index Business Day	PS-10
Market Disruption Event	PS-12
Notes	PS-1
Pricing Date	PS-4
Redemption Amount	PS-4
Starting Value	PS-4
successor index	PS-13

ANNEX A

This annex contains tables which provide a brief synopsis of the business of each of the current Index Companies as well as the split-adjusted month-end closing market prices for each current Index Stock in each month from January 2000 through February 2005 (or from the first month-end for which such data is available). The historical prices of the current Index Stocks are not indicative of the future performance of the current Index Stocks or the Index. The following information, with respect to the business of each company, has been derived from publicly available documents published by the current Index Companies. Because the common stock of the current Index Companies is registered under the Exchange Act, the current Index Companies are required to file periodically financial and other information specified by the SEC. For more information about the current Index Companies, information provided to or filed with the SEC by the current Index Companies can be inspected at the SEC’s public reference facilities or accessed through the SEC’s web site at http://www.sec.gov.

AFFYMETRIX, INC.

Affymetrix, Inc. is engaged in the development, manufacture, sale and service of systems and bioinformatics tools for genetic analysis in the life sciences. These products are designed for use by pharmaceutical, biotechnology, argichemical, diagnostics and consumer products companies, as well as academic research centers, private government research foundations and clinical reference laboratories.

2000	Closing Price	2001	Closing Price	2002	Closing Price	2003	Closing Price	2004	Closing Price	2005	Closing Price
January	115.75	January	66.63	January	28.15	January	27.14	January	31.35	January	41.16
February	144.81	February	57.30	February	24.60	February	26.40	February	33.99	February	42.73
March	74.22	March	27.81	March	28.98	March	26.00	March	33.75
April	67.53	April	33.05	April	25.37	April	18.55	April	30.56
May	59.38	May	39.25	May	23.95	May	22.75	May	29.58
June	82.56	June	22.05	June	23.99	June	19.71	June	32.73
July	68.27	July	24.96	July	17.85	July	24.00	July	27.01
August	79.00	August	21.70	August	18.01	August	23.02	August	27.80
September	49.88	September	16.05	September	20.80	September	20.99	September	30.71
October	55.38	October	30.05	October	26.10	October	25.63	October	30.50
November	59.00	November	36.22	November	27.10	November	24.67	November	33.95
December	74.44	December	37.75	December	22.89	December	24.61	December	36.55

The closing price on March 30, 2005 was $43.25.

AMGEN INC.

Amgen Inc. is a biotechnology company that discovers, develops, and manufactures human therapeutic products based on cellular and molecular biology and markets its products with a sales force maintained in the United States, Europe, Canada, Australia and New Zealand. Amgen’s products focus in the areas of nephrology, oncology, inflammation, neurology and metabolic disorders.

2000	Closing Price	2001	Closing Price	2002	Closing Price	2003	Closing Price	2004	Closing Price	2005	Closing Price
January	63.69	January	70.31	January	55.50	January	50.96	January	64.49	January	62.24
February	68.19	February	72.06	February	57.98	February	54.64	February	63.53	February	61.61
March	61.38	March	60.19	March	59.68	March	57.55	March	58.17
April	56.00	April	61.14	April	52.88	April	61.31	April	56.27
May	63.63	May	66.38	May	47.63	May	64.71	May	54.70
June	70.25	June	60.68	June	41.88	June	66.44	June	54.57
July	64.94	July	62.71	July	45.64	July	69.58	July	56.88
August	75.81	August	64.30	August	45.03	August	65.90	August	59.29
September	69.83	September	58.77	September	41.70	September	64.57	September	56.68
October	57.94	October	56.82	October	46.56	October	61.76	October	56.80
November	63.63	November	66.43	November	47.20	November	57.51	November	60.04
December	63.94	December	56.44	December	48.34	December	61.80	December	64.15

The closing price on March 30, 2005 was $59.03.

APPLERA CORPORATION – CELERA GENOMICS GROUP

Applera Corporation’s Celera Genomics Group is engaged principally in integrating advanced technologies to discover and develop new therapeutics and drugs. Currently, Celera Genomics collaborates with pharmaceutical companies for discovery therapeutics for inflammatory diseases, including asthma, osteoporosis, and rheumatoid arthritis. Celera Genomics also has internal programs to discover therapeutics for the treatment of thrombosis and various types of cancer, including pancreatic and lung cancer.

2000	Closing Price	2001	Closing Price	2002	Closing Price	2003	Closing Price	2004	Closing Price	2005	Closing Price
January	100.72	January	49.00	January	20.90	January	9.28	January	15.22	January	13.27
February	244.00	February	43.50	February	20.20	February	8.25	February	14.50	February	11.11
March	91.56	March	30.85	March	20.55	March	8.62	March	14.51
April	82.50	April	41.25	April	15.64	April	10.50	April	11.79
May	55.63	May	43.31	May	14.45	May	11.75	May	11.23
June	93.50	June	39.66	June	12.00	June	10.32	June	11.51
July	86.88	July	30.63	July	10.53	July	10.06	July	11.74
August	108.44	August	26.55	August	9.45	August	10.18	August	10.77
September	99.63	September	24.10	September	7.95	September	11.69	September	11.69
October	67.50	October	23.50	October	8.24	October	13.37	October	12.82
November	41.63	November	28.75	November	11.27	November	13.57	November	14.08
December	35.94	December	26.69	December	9.55	December	13.91	December	13.75

The closing price on March 30, 2005 was $10.40.

BIOGEN IDEC INC.

Biogen Idec Inc. is a global pharmaceutical company that develops, manufactures and markets human therapeutic products in the areas of neurology, dermatology and rheumatology, including therapeutic drugs for the treatment of multiple sclerosis and psoriasis. Biogen also receives revenues from royalties on sales by its licensees of a number of products covered under patents it controls.

2000	Closing Price	2001	Closing Price	2002	Closing Price	2003	Closing Price	2004	Closing Price	2005	Closing Price
January	42.06	January	58.81	January	59.46	January	32.09	January	42.79	January	64.96
February	46.96	February	56.38	February	62.82	February	28.75	February	55.45	February	38.65
March	32.75	March	40.00	March	64.30	March	34.42	March	55.60
April	21.33	April	49.20	April	54.95	April	32.75	April	59.00
May	21.27	May	61.60	May	42.89	May	38.17	May	62.15
June	39.10	June	67.69	June	35.45	June	34.00	June	63.25
July	40.94	July	53.98	July	44.59	July	33.84	July	60.00
August	46.54	August	59.27	August	40.18	August	34.75	August	59.33
September	58.45	September	49.57	September	41.52	September	33.15	September	61.17
October	65.38	October	59.98	October	46.02	October	35.13	October	58.16
November	58.02	November	70.30	November	32.90	November	38.18	November	58.68
December	63.19	December	68.93	December	33.17	December	36.78	December	66.61

The closing price on March 30, 2005 was $38.35.

CELGENE CORPORATION

Celgene Corporation is an integrated biopharmaceutical company primarily engaged in the discovery, development and commercialization of innovative therapies designed to treat cancer and immunological diseases through regulation of cellular, genomic and proteomic targets.

2000	Closing Price	2001	Closing Price	2002	Closing Price	2003	Closing Price	2004	Closing Price	2005	Closing Price
January	11.63	January	13.88	January	13.71	January	11.20	January	20.21	January	27.34
February	27.58	February	13.06	February	13.05	February	10.95	February	20.50	February	27.38
March	16.59	March	12.50	March	12.38	March	13.04	March	23.83
April	23.53	April	8.84	April	9.89	April	13.31	April	25.85
May	18.38	May	14.19	May	9.00	May	15.74	May	28.50
June	29.44	June	14.43	June	7.65	June	15.20	June	28.63
July	25.97	July	13.09	July	8.59	July	18.31	July	26.67
August	37.00	August	13.91	August	8.69	August	19.25	August	28.38
September	29.75	September	13.22	September	8.42	September	21.67	September	29.12
October	32.19	October	16.46	October	11.08	October	20.85	October	29.62
November	28.53	November	17.45	November	12.30	November	22.87	November	27.42
December	16.25	December	15.96	December	10.74	December	22.51	December	26.53

The closing price on March 30, 2005 was $33.59.

CEPHALON, INC.

Cephalon, Inc. is a biopharmaceutical company engaging in the discovery, development and marketing of products in the United States and Europe to treat sleep disorders, neurological and psychiatric disorders, cancer and pain. In the last year, Cephalon has been pursuing a broader range of approved clinical uses and worldwide product rights for its main pharmaceutical products.

2000	Closing Price	2001	Closing Price	2002	Closing Price	2003	Closing Price	2004	Closing Price	2005	Closing Price
January	35.50	January	58.50	January	65.58	January	46.53	January	54.82	January	49.20
February	66.47	February	55.06	February	58.30	February	48.15	February	59.33	February	49.07
March	37.50	March	48.06	March	63.00	March	39.94	March	57.31
April	56.25	April	63.70	April	58.64	April	40.84	April	56.91
May	51.75	May	60.58	May	53.58	May	45.19	May	53.87
June	59.88	June	70.50	June	45.20	June	41.16	June	54.00
July	40.31	July	63.90	July	48.00	July	49.98	July	50.52
August	50.31	August	59.22	August	43.50	August	44.35	August	47.01
September	48.50	September	49.88	September	40.82	September	45.92	September	47.90
October	53.63	October	63.05	October	50.27	October	46.96	October	47.67
November	46.25	November	72.74	November	54.80	November	46.99	November	47.53
December	63.31	December	75.59	December	48.67	December	48.41	December	50.88

The closing price on March 30, 2005 was $46.40.

CHIRON CORPORATION

Chiron Corporation is a global pharmaceutical company that develops and commercializes biopharmaceutical, vaccine and blood testing products for the treatment of cancer, infectious diseases and other diseases. Chiron also controls intellectual property in the areas of blood screening and diagnostics which it licenses to other companies.

2000	Closing Price	2001	Closing Price	2002	Closing Price	2003	Closing Price	2004	Closing Price	2005	Closing Price
January	44.38	January	41.94	January	42.37	January	37.52	January	51.70	January	32.85
February	50.00	February	46.81	February	43.42	February	36.52	February	48.91	February	35.58
March	49.88	March	43.88	March	45.89	March	37.50	March	44.01
April	45.25	April	48.01	April	40.47	April	40.83	April	46.40
May	37.94	May	51.57	May	36.20	May	44.09	May	44.75
June	47.50	June	51.00	June	35.35	June	43.72	June	44.64
July	41.88	July	42.90	July	33.74	July	45.60	July	45.83
August	54.06	August	46.62	August	37.89	August	50.82	August	42.38
September	45.00	September	44.37	September	34.94	September	51.69	September	44.20
October	43.31	October	53.82	October	39.49	October	54.63	October	32.42
November	40.88	November	43.40	November	40.20	November	53.62	November	32.57
December	44.50	December	43.84	December	37.60	December	56.99	December	33.33

The closing price on March 30, 2005 was $35.41.

ENZON PHARMACEUTICALS, INC.

Enzon Pharmaceuticals, Inc. is a pharmaceutical company engaged in developing and commercializing products marketed worldwide for the treatment of life-threatening diseases such as Hepatitis C, Severe Combined Immunodeficiency Diseases and cancer. Enzon operates on its own and through strategic partnerships.

2000	Closing Price	2001	Closing Price	2002	Closing Price	2003	Closing Price	2004	Closing Price	2005	Closing Price
January	50.56	January	62.75	January	52.68	January	17.49	January	13.40	January	12.90
February	58.00	February	63.56	February	43.90	February	12.55	February	17.08	February	10.75
March	37.69	March	47.50	March	44.29	March	11.35	March	15.43
April	37.25	April	59.62	April	37.24	April	13.72	April	14.51
May	29.25	May	70.00	May	28.17	May	14.91	May	14.37
June	42.50	June	62.50	June	25.12	June	12.52	June	12.76
July	44.75	July	64.25	July	22.60	July	13.57	July	12.41
August	60.88	August	63.84	August	22.00	August	11.37	August	13.92
September	66.00	September	51.00	September	19.24	September	11.64	September	15.95
October	71.25	October	61.85	October	19.40	October	11.16	October	16.17
November	55.81	November	58.61	November	18.48	November	10.79	November	13.54
December	62.06	December	56.28	December	16.72	December	12.00	December	13.72

The closing price on March 30, 2005 was $10.25.

GENENTECH, INC.

Genentech, Inc. is a biotechnology company which uses human genetic information to discover, develop, manufacture and commercialize biotherapeutics in the United States for diseases such as cancer, heart attacks, brain attacks, pediatric growth hormone deficiency and cystic fibrosis. Genentech also receives royalties on sales by its licensees for products sold within and outside of the United States.

2000	Closing Price	2001	Closing Price	2002	Closing Price	2003	Closing Price	2004	Closing Price	2005	Closing Price
January	35.13	January	29.63	January	24.73	January	18.37	January	47.75	January	47.71
February	48.22	February	26.25	February	23.60	February	17.68	February	53.95	February	47.20
March	38.00	March	25.25	March	25.23	March	17.51	March	52.91
April	29.25	April	26.25	April	17.75	April	19.00	April	61.40
May	26.84	May	25.03	May	17.75	May	31.31	May	59.81
June	43.00	June	27.55	June	16.75	June	36.06	June	56.20
July	38.03	July	21.15	July	17.38	July	40.38	July	48.68
August	47.63	August	22.95	August	16.40	August	39.70	August	48.78
September	46.42	September	22.00	September	16.32	September	40.07	September	52.42
October	41.25	October	26.13	October	17.05	October	40.99	October	45.53
November	34.03	November	28.73	November	16.50	November	42.15	November	48.25
December	40.75	December	27.13	December	16.58	December	46.79	December	54.44

The closing price on March 30, 2005 was $57.08.

GENZYME CORPORATION

Genzyme Corporation is engaged in developing therapeutic and diagnostic products. Genzyme operates through three divisions: Genzyme General, which develops therapeutic, renal and diagnostic products for chronic debilitating diseases, Genzyme Biosurgery, which develops biotherapeutic and biomaterial products and Genzyme Molecular Oncology, which develops cancer vaccines and angiogenesis inhibitors through genomics, gene and cell therapy, small molecule drug discovery and protein therapy.

2000	Closing Price	2001	Closing Price	2002	Closing Price	2003	Closing Price	2004	Closing Price	2005	Closing Price
January	26.00	January	43.28	January	45.61	January	32.29	January	54.85	January	58.21
February	28.72	February	43.97	February	44.38	February	31.18	February	50.78	February	56.09
March	25.06	March	45.17	March	43.67	March	36.45	March	47.04
April	24.41	April	54.49	April	40.94	April	40.28	April	43.56
May	28.41	May	53.47	May	32.03	May	47.49	May	43.58
June	29.72	June	61.00	June	19.24	June	41.80	June	47.33
July	34.72	July	56.00	July	22.78	July	50.44	July	51.28
August	37.53	August	56.64	August	20.68	August	47.15	August	54.00
September	34.09	September	45.42	September	20.61	September	46.25	September	54.41
October	35.50	October	53.95	October	27.85	October	45.90	October	52.47
November	43.91	November	54.62	November	32.80	November	46.74	November	56.01
December	44.97	December	59.86	December	29.57	December	49.34	December	58.07

The closing price on March 30, 2005 was $57.76.

GILEAD SCIENCES, INC.

Gilead Sciences, Inc. is a biopharmaceutical company engaged in discovering, developing and commercializing therapeutics which are marketed worldwide. Gilead Science’s research and clinical programs are focused on anti-infectives such as antivirals and antifungals.

2000	Closing Price	2001	Closing Price	2002	Closing Price	2003	Closing Price	2004	Closing Price	2005	Closing Price
January	5.85	January	8.46	January	16.36	January	17.45	January	27.44	January	33.10
February	9.56	February	9.34	February	17.62	February	17.00	February	27.11	February	34.55
March	7.92	March	8.13	March	18.00	March	21.00	March	27.89
April	6.77	April	12.25	April	15.56	April	23.07	April	30.42
May	6.84	May	12.94	May	17.83	May	26.38	May	32.73
June	8.89	June	14.55	June	16.44	June	27.79	June	33.50
July	9.27	July	12.82	July	15.24	July	34.13	July	32.32
August	13.50	August	15.18	August	16.04	August	33.35	August	34.57
September	13.71	September	14.04	September	16.77	September	27.97	September	37.38
October	10.75	October	15.73	October	17.37	October	27.29	October	34.63
November	10.18	November	18.05	November	19.74	November	29.34	November	34.46
December	10.37	December	16.43	December	17.00	December	29.07	December	34.99

The closing price on March 30, 2005 was $35.86.

HUMAN GENOME SCIENCES, INC.

Human Genome Sciences, Inc. is engaged in the discovery, development, manufacture and marketing of gene-based drugs to treat and cure human disease, focusing product development on human protein and antibody drugs.

2000	Closing Price	2001	Closing Price	2002	Closing Price	2003	Closing Price	2004	Closing Price	2005	Closing Price
January	49.00	January	61.00	January	28.13	January	7.04	January	13.79	January	11.95
February	109.13	February	54.94	February	20.52	February	6.79	February	12.75	February	11.16
March	41.53	March	46.00	March	21.79	March	8.55	March	12.53
April	38.28	April	64.23	April	15.74	April	11.69	April	12.20
May	43.88	May	66.35	May	17.25	May	14.65	May	10.87
June	66.69	June	60.25	June	13.40	June	12.72	June	11.63
July	60.41	July	50.78	July	17.32	July	13.73	July	10.03
August	83.47	August	44.88	August	15.06	August	14.24	August	10.77
September	86.56	September	30.91	September	12.06	September	13.66	September	10.91
October	88.39	October	42.63	October	9.77	October	13.91	October	10.29
November	62.19	November	42.51	November	10.66	November	12.80	November	11.00
December	69.31	December	33.72	December	8.81	December	13.25	December	12.02

The closing price on March 30, 2005 was $9.27.

INVITROGEN CORPORATION

Invitrogen Corporation is engaged in the development, manufacture and marketing of research tools in kit form, and provides other research products such as informatics software to customers engaged in life sciences research and the commercial manufacture of genetically engineered products. Invitrogen’s research kits and reagents are used for gene cloning, gene expression and gene analysis, and its sera, cell and tissue culture media and reagents are used in life sciences research.

2000	Closing Price	2001	Closing Price	2002	Closing Price	2003	Closing Price	2004	Closing Price	2005	Closing Price
January	66.13	January	74.50	January	53.57	January	29.46	January	77.00	January	68.71
February	84.50	February	80.50	February	45.64	February	31.04	February	73.70	February	69.96
March	58.06	March	54.85	March	34.32	March	30.63	March	71.69
April	62.38	April	70.51	April	34.68	April	32.70	April	72.23
May	39.88	May	71.61	May	35.13	May	39.02	May	69.45
June	75.20	June	71.80	June	32.01	June	38.37	June	71.99
July	62.75	July	64.03	July	34.85	July	51.80	July	52.48
August	63.13	August	68.03	August	35.60	August	57.67	August	49.50
September	71.13	September	65.76	September	34.07	September	57.99	September	54.99
October	76.06	October	61.34	October	27.88	October	63.59	October	57.90
November	72.06	November	68.25	November	27.96	November	68.17	November	60.50
December	86.38	December	61.93	December	31.29	December	70.00	December	67.13

The closing price on March 30, 2005 was $69.10.

MEDIMMUNE, INC.

Medimmune, Inc. is a global biotechnology company engaged in the discovery, development, manufacture and marketing of products that treat or prevent infectious diseases, immune system disorders and cancer. Medimmune focuses on monoclonal antibodies and vaccines and operates commercial manufacturing facilities in the United States and Europe.

2000	Closing Price	2001	Closing Price	2002	Closing Price	2003	Closing Price	2004	Closing Price	2005	Closing Price
January	48.67	January	39.75	January	42.37	January	29.79	January	23.50	January	23.66
February	66.17	February	43.69	February	41.23	February	30.01	February	25.69	February	24.08
March	58.04	March	35.88	March	39.33	March	32.83	March	23.08
April	53.31	April	39.15	April	33.40	April	35.27	April	24.24
May	51.79	May	39.87	May	32.52	May	35.45	May	24.07
June	74.00	June	47.20	June	26.40	June	36.37	June	23.40
July	59.50	July	38.52	July	29.74	July	39.19	July	23.04
August	84.13	August	40.15	August	25.66	August	34.87	August	23.87
September	77.25	September	35.63	September	20.92	September	33.01	September	23.70
October	65.38	October	39.24	October	25.55	October	26.66	October	28.42
November	53.19	November	44.10	November	26.38	November	23.80	November	26.60
December	47.69	December	46.35	December	27.17	December	25.40	December	27.11

The closing price on March 30, 2005 was $23.91.

MILLENNIUM PHARMACEUTICALS, INC.

Millennium Pharmaceuticals, Inc. is a biopharmaceutical company engaged in developing and commercializing medical treatment products, focusing on cardiovascular disease and cancer, and marketed both inside and outside the United States.

2000	Closing Price	2001	Closing Price	2002	Closing Price	2003	Closing Price	2004	Closing Price	2005	Closing Price
January	46.86	January	50.13	January	19.01	January	7.40	January	17.64	January	9.21
February	65.03	February	33.75	February	18.78	February	7.16	February	17.81	February	8.60
March	32.47	March	30.46	March	22.31	March	7.86	March	16.90
April	39.69	April	36.68	April	19.96	April	11.00	April	14.99
May	41.81	May	38.17	May	15.09	May	15.55	May	14.91
June	55.94	June	35.58	June	12.15	June	15.73	June	13.80
July	48.13	July	31.28	July	12.42	July	12.56	July	11.12
August	71.56	August	27.50	August	12.26	August	13.90	August	11.89
September	73.03	September	17.76	September	9.32	September	15.39	September	13.71
October	72.56	October	25.46	October	7.44	October	15.92	October	12.98
November	48.56	November	34.09	November	10.01	November	15.77	November	12.62
December	61.88	December	24.51	December	7.94	December	18.67	December	12.12

The closing price on March 30, 2005 was $8.40.

PROTEIN DESIGN LABS, INC.

Protein Design Labs, Inc. is a company engaged in the discovery and development of humanized monoclonal antibodies, focusing on the treatment of oncology and inflammatory and autoimmune diseases such as inflammatory bowel disease, psoriasis and asthma.

2000	Closing Price	2001	Closing Price	2002	Closing Price	2003	Closing Price	2004	Closing Price	2005	Closing Price
January	20.41	January	36.97	January	22.26	January	8.48	January	20.20	January	20.17
February	62.55	February	31.31	February	15.87	February	7.65	February	24.00	February	14.98
March	19.88	March	22.25	March	17.13	March	7.40	March	23.82
April	25.38	April	32.13	April	17.96	April	9.93	April	24.48
May	26.66	May	37.11	May	11.37	May	14.31	May	19.51
June	41.24	June	43.38	June	10.86	June	13.98	June	19.13
July	30.30	July	27.85	July	13.59	July	12.76	July	16.20
August	38.00	August	29.40	August	10.36	August	12.30	August	18.33
September	60.25	September	23.62	September	8.30	September	13.86	September	19.58
October	67.54	October	33.01	October	8.30	October	13.48	October	19.15
November	38.63	November	37.69	November	9.13	November	13.86	November	18.12
December	43.44	December	32.80	December	8.50	December	17.90	December	20.66

The closing price on March 30, 2005 was $16.19.

VERTEX PHARMACEUTICALS  INCORPORATED

Vertex Pharmaceuticals Incorporated is a biotechnology company engaged in the discovery, development and commercialization of small molecule drugs for the treatment of viral diseases, cancer, autoimmune and inflammatory diseases, neurological disorders and genetic diseases.

2000	Closing Price	2001	Closing Price	2002	Closing Price	2003	Closing Price	2004	Closing Price	2005	Closing Price
January	20.50	January	67.31	January	19.74	January	13.84	January	13.84	January	10.17
February	36.31	February	49.75	February	21.81	February	11.05	February	11.05	February	11.54
March	23.41	March	36.63	March	27.86	March	11.12	March	11.12
April	26.13	April	38.56	April	21.27	April	12.07	April	12.07
May	36.94	May	43.94	May	19.73	May	14.53	May	14.53
June	52.69	June	49.50	June	16.28	June	14.60	June	14.60
July	48.97	July	39.95	July	19.74	July	14.49	July	14.49
August	85.00	August	36.89	August	19.90	August	12.60	August	12.60
September	84.50	September	18.04	September	18.49	September	12.30	September	12.30
October	93.11	October	24.50	October	19.61	October	13.12	October	13.12
November	55.88	November	25.30	November	18.58	November	8.74	November	8.74
December	71.50	December	24.59	December	15.85	December	10.23	December	10.23

The closing price on March 30, 2005 was $9.46.

900,000 Units

Merrill Lynch & Co., Inc.

Medium-Term Notes, Series C

Accelerated Return Notes

Linked to the Amex Biotechnology IndexSM

due October 4, 2006

(the “Notes”)

$10 original public offering price per unit

PRICING SUPPLEMENT

Merrill Lynch & Co.

March 30, 2005